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                                                                       Exhibit 2


FOR RELEASE AT 9am EASTERN STANDARD TIME ON MARCH 8 2002

Press Release

   BLAGMAN MEDIA INTERNATIONAL INC. TO COMPLETE ACQUISITION OF CENTURY MEDIA.

 PLAN WOULD COMBINE CENTURY AND BLAGMAN TO FORM MAJOR DIRECT RESPONSE MARKETING
                                   ENTERPRISE

LOS ANGELES-- (BUSINESS WIRE)--March 7, 2002-- Blagman Media, Inc. (OTC:
BMII.OB) confirmed that it has signed a definitive merger agreement for the 100% acquisition of Century Media (www.centurydr.com) - the formal closing is expected by mid March. Effective immediately Century and Blagman Media will operate as one combined entity. The consolidation of these two major companies will result in a full service integrated direct marketing venture. The combined entity will be named Blagman/Century Media. Combined billing for 2001 was $50 million. Both staffs will be absorbed under the new entity totaling approximately 40 professionals.

Robert Blagman, CEO of BMII stated, "It has been a "roller coaster" year negotiating this very important acquisition. Our shareholders have been patient and very supportive. We can now move ahead with our business plan of industry consolidation. Due to our pending SB2 filling, BMII has adhered to a regulatory "silent period" for the past 6 months. With the importance and impact of acquiring Century Media, BMII has placed the SB2 on temporary hold to allow for full financial disclosure of the combined entities at the conclusion of our yearly combined audit."

"Blagman/Century Media is now positioned to achieve the goal we set last year to consolidate strong direct marketing participants into a single enterprise". The consolidated advertising and media placements projected for 2002 of Blagman/Century Media entities will reach $65 million with 2003 projections placed at $100 million plus."

Peter Lambert, CFO of Century Media said, "We feel quite confident that Blagman Media will continue to set a path of innovation in advertising as Century Media has for the past ten years. Since Robert Blagman and staff have been working with us for many years -- we anticipate an easy and productive transition. Although negotiations lasted longer then anticipated -- the added time has made us more confident of the strength of the combined entity."

Robert Blagman further stated, "We are now pursuing additional acquisitions and strategic partnerships within the general advertising community to revolutionize the direction of direct response advertising. Blagman / Century Media is now fully poised to assist all general advertising agencies in the complicated yet revenue rich world of direct marketing."
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Michele Fuchs, Senior Vice President / Media Director Blagman Media, said, "Our direct interaction with Century over the last months, has created an environment for tremendous growth and has already resulted in additional media placements of nearly $20 million dollars in the next two quarters. I have had the opportunity to work with Century's media department and feel confident that the integration will be seamless and successful."

The financial aspects of the transaction were not disclosed, BMII confirmed that Century shareholders would receive stock and cash but that BMII was not pursuing any new stock offering to finance the economic requirements of the merger.

Blagman Media International, Inc., a Los Angeles based global direct response marketing and advertising agency, is located at 1901 Avenue of the Stars, Suite 1710, Los Angeles, Calif. 90067. (For more information on Century Media, visit their website at: www.centurydr.com ).

The foregoing news release contains forward-looking statements. For this purpose, any statements contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," "continue," or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors.